UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission file number 1-5128

MEREDITH SAVINGS AND INVESTMENT PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

Meredith Corporation 1716 Locust Street Des Moines, Iowa 50309-3023
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

4.   Financial Statements and Supplemental Schedule for the Plan

The Meredith Savings and Investment Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1 - 3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements as of December 31, 2008 and 2007, and for the year ended December 31, 2008, and supplemental schedule as of December 31, 2008, have been audited by KPMG LLP, Independent Registered Public Accounting Firm, and their report is included herein.

EXHIBITS

23.   Consent of Independent Registered Public Accounting Firm, KPMG LLP

MEREDITH SAVINGS AND INVESTMENT PLAN

Financial Statements as of December 31, 2008 and 2007,
and for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4

Supplemental Schedule

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2008	10

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Meredith Savings and Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Meredith Savings and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental Schedule H, line 4i – schedule of assets (held at year end) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Des Moines, Iowa
June 25, 2009

Meredith Savings and Investment Plan
Statements of Net Assets Available for Benefits

Assets	December 31,	2008	2007

Investments, at fair value		$173,397,215	$255,318,486
Employee contribution receivable		-	436
Employer contribution receivable		-	297
Net assets available for benefits at fair value		173,397,215	255,319,219
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		2,146,134	113,844
Net assets available for benefits		$175,543,349	$255,433,063

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,	2008

Additions to (reductions in) net assets attributed to
Investment income (loss)
Net depreciation in fair value of investments	$(84,021,120)
Dividend income	1,657,274
Total investment loss, net	(82,363,846)
Contributions
Participant	17,689,961
Employer	8,091,483
Rollovers	1,430,731
Total contributions	27,212,175
Total reductions, net	(55,151,671)
Deductions from net assets attributed to
Benefits paid to participants	24,738,043
Net decrease in net assets available for benefits	(79,889,714)
Net assets available for benefits at beginning of year	255,433,063
Net assets available for benefits at end of year	$175,543,349

See accompanying Notes to Financial Statements.

Meredith Savings and Investment Plan
Notes to Financial Statements

1.           Description of Plan

The following description of the Meredith Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering substantially all employees of Meredith Corporation (Meredith or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions - Full and part-time employees are eligible to begin contributions to the Plan at any time. Temporary and on-call employees must work 1,000 hours and complete a year of service to be eligible to make Plan contributions. On a pretax basis, employees may contribute a maximum of 50 percent of their compensation to the Plan, subject to certain limitations. To be eligible to receive Company matching contributions all employees must complete a year of service in which they work at least 1,000 hours. The Company matches 100 percent of the first 3 percent of a participant’s eligible compensation contributed to the Plan and 50 percent of the next 2 percent of a participant’s eligible compensation contributed to the Plan. Additional amounts may be contributed at the discretion of the Company. No such additional discretionary contributions were made during the year ended December 31, 2008. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Individuals age 50 or older (and those who will turn 50 by the end of the calendar year) have the opportunity to make additional pretax contributions to the Plan if their contributions are otherwise limited by the tax laws or the Plan limit. Additional contributions cannot exceed the maximum amount allowed under the federal tax laws for that calendar year. The Company does not match additional contributions.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company’s matching contribution, and Plan earnings.

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested in the same investment options as the participant’s contributions.

Vesting - Participants are immediately vested in their contributions, the Company’s matching contributions, and investment earnings.

Payment of Benefits - On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account. Upon death or retirement, a participant may elect to receive quarterly, semi-annual, or annual installments, not to exceed 15 years.

2.           Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

As described in Financial Accounting Standards Board (FASB) Staff Position No. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Wells Fargo Stable Return Fund investment contracts, as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net assets Available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan provides for investment in the Company's common and Class B stock.  At December 31, 2008 and 2007, approximately 6 percent and 13 percent of the Plan's total assets were invested in common and Class B stock of the Company, respectively.  The underlying values of the Company's common and Class B stock are entirely dependent upon the performance of the Company and the market's evaluation of such performance.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The Meredith Corporation Stock Fund (the Fund) is a fund that pools contributions among participants to buy common stock of Meredith and a certain amount of short-term investments. Common stock of the Company is purchased at the daily closing price as reported in the New York Stock Exchange composite. Ownership is measured in units of the Fund instead of shares of stock.

No Class B stock of the Company is publicly traded or available for sale. All Class B shares, however, are convertible to shares of the Company’s common stock on a one-to-one basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. As of December 31, 2008, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Recently Issued Accounting Pronouncements - Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No 109 (FIN 48). FIN 48 provides recognition of tax benefits from tax return positions only if it is more likely than not the position will be sustainable, upon examination, on its technical merits and any relevant administrative practices or precedents. The adoption of FIN 48 did not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157) which expands the disclosure of fair value measurements and its impact on the Plan’s financial statements. Refer to Note 5, “Fair Value Measurements”, for further information related to SFAS 157.

3.           Investments

The fair value of the Plan’s investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2008 and 2007, are as follows:

	2008	2007

Wells Fargo Stable Return N Fund	$38,500,343	$32,412,883
Principal LargeCap S&P 500 Index Separate Account	24,111,443	40,945,619
Principal LargeCap Blend II Separate Account	17,160,215	29,944,224
American Funds EuroPacific Growth R4 Fund	16,140,945	29,303,083
Vanguard Total Bond Market Index Inst Fund	15,077,258	*
T. Rowe Price Small-Cap Stock Fund	13,939,495	21,738,082
Principal MidCap Blend Separate Account	11,449,735	18,236,199
Meredith Corporation Stock Fund	10,682,440	33,166,248
Principal LifeTime 2030 Separate Account	9,057,434	14,158,855

*   At December 31, 2007, this investment represented less than 5 percent of the fair value of the Plan’s assets.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008

Stable fund	$1,483,906
Bond funds	(443,673)
Balanced funds	(1,288,760)
Moderate funds	(10,983,957)
International stock fund	(11,959,401)
Meredith Corporation Stock Fund and Class B shares	(22,758,296)
Domestic stock funds	(38,070,939)
Net depreciation in fair value of investments	$(84,021,120)

4.           Investment Contract

The Plan maintains a fully benefit-responsive investment contract with Wells Fargo Bank, N.A. (Wells Fargo). Contributions are maintained in a pooled account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses charged by Wells Fargo. As described in Note 2, because the investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the investment contract. Contract value, as reported by Wells Fargo, represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions. The average yields on the contract for the years ended December 31, 2008 and 2007, were 5.29 percent and 5.24 percent, respectively. The crediting interest rates on the contract for the years ended December 31, 2008 and 2007, were 4.10 percent and 5.09 percent, respectively. The basis and frequency of determining the crediting interest rate is done on a quarterly basis. There were no guarantees or limitations on the contract at December 31, 2008 and 2007.

5.           Fair Value Measurements

SFAS 157 emphasizes that fair value is a market-based measurement, not an entity specific measurement. Therefore, a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair values. The hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements. The three levels of the fair value hierarchy under SFAS 157 are described as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2:
Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

	•	quoted prices for similar assets and liabilities in active markets
	•	quoted prices for identical or similar assets or liabilities in markets that are not active
	•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3:
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methods used for assets measured at fair value.

Registered investment companies — The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Meredith common stock — The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded and is classified within Level 1 in the fair value hierarchy table above.

Meredith Class B stock — The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Pooled separate accounts — The fair value of units held in pooled separate accounts are valued at the unit value as reported by the investment manager of the accounts.

Common trust fund — The fair value of the investments in the common trust fund is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2008.

	Fair Value Measurement Using
	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Investments in registered
investment companies	$48,564,846	$-	$-	$48,564,846
Meredith common stock	10,682,440	-	-	10,682,440
Pooled separate accounts	-	75,404,898	-	75,404,898
Common trust fund	-	38,500,343	-	38,500,343
Meredith Class B stock	-	244,688	-	244,688
Total investments, at fair value	$59,247,286	$114,149,929	$-	$173,397,215

6.           Exempt Party-In-Interest Transactions

Certain Plan investments are shares in pooled separate accounts managed by the Principal Life Insurance Company (Principal). Principal is the Plan Administrator and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment.

At December 31, 2008 and 2007, the Meredith Common Stock Fund held 621,584 and 606,939 shares, respectively, of the common stock of Meredith, the sponsoring employer, with a cost basis of $16,795,334 and $17,980,139 respectively. In addition, at December 31, 2008 and 2007, the Plan held 14,293 and 16,049 shares, respectively, of the Company’s Class B stock, with a cost basis of $66,367 and $70,379, respectively. During the year ended December 31, 2008, the Plan recorded dividend income from Company common stock of $516,561.

7.           Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 9, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

9.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007

Net assets available for benefits per the financial statements	$175,543,349	$255,433,063
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,146,134)	(113,844)
Amount allocated to withdrawing participants	-	(617,538)
Net assets available for benefits (current value column) per Form 5550	$173,397,215	$254,701,681

For the year ended December 31, 2008, the following is a reconciliation of net appreciation in fair value of investments per the financial statements to the Form 5500:

Year Ended December 31,	2008

Total net depreciation in fair value of investments per the financial statements	$(84,021,120)
Change in adjustment from contract value to fair value for fully-benefit
Change in adjustment from contract value to fair value for fully-benefit responsive investment contract	(2,032,290)
Net depreciation in fair value of investments per the Form 5500	$(86,053,410)

For the year ended December 31, 2008, the following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2008

Benefits paid to participants per the financial statements	$24,738,043
Amount allocated to withdrawing participants as of December 31, 2007	(617,538)
Benefits paid to participants per the Form 5500	$24,120,505

MEREDITH SAVINGS AND INVESTMENT PLAN
EIN: 42 0410230 PLAN NUMBER 004 FORM 5500, LINE 4i SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Pooled Separate Accounts
*	Principal Life Insurance Company	Principal LifeTime Strategic Income Separate Account	**	$918,134
*	Principal Life Insurance Company	Principal LifeTime 2010 Separate Account	**	2,248,083
*	Principal Life Insurance Company	Principal LifeTime 2015 Separate Account	**	4,805
*	Principal Life Insurance Company	Principal LifeTime 2020 Separate Account	**	4,017,967
*	Principal Life Insurance Company	Principal LifeTime 2025 Separate Account	**	17,851
*	Principal Life Insurance Company	Principal LifeTime 2030 Separate Account	**	9,057,434
*	Principal Life Insurance Company	Principal LifeTime 2035 Separate Account	**	33,408
*	Principal Life Insurance Company	Principal LifeTime 2040 Separate Account	**	4,098,361
*	Principal Life Insurance Company	Principal LifeTime 2045 Separate Account	**	54,530
*	Principal Life Insurance Company	Principal LifeTime 2050 Separate Account	**	2,232,601
*	Principal Life Insurance Company	Principal LifeTime 2055 Separate Account	**	331
*	Principal Life Insurance Company	Principal LargeCap S&P 500 Index Separate Account	**	24,111,443
*	Principal Life Insurance Company	Principal LargeCap Blend II Separate Account	**	17,160,215
*	Principal Life Insurance Company	Principal MidCap Blend Separate Account	**	11,449,735
				75,404,898

	Common Trust Fund
	Wells Fargo Bank, N.A.	Wells Fargo Stable Return N Fund	**	38,500,343

	Registered Investment Companies
	T. Rowe Price Funds	T. Rowe Price Small-Cap Stock Fund	**	13,939,495
	The American Funds	American Funds EuroPacific Growth R4Fund	**	16,140,945
	The American Funds	American Funds New Perspective R5 Fund	**	14,534
	PIMCO	PIMCO Total Return Instl Fund	**	3,231,572
	Vanguard Group	Vanguard Total International Stock Index	**	15,844
	Vanguard Group	Vanguard Extended Market Index Signal Fund	**	76,712
	Vanguard Group	Vanguard PRIMECAP Core Fund	**	68,486
	Vanguard Group	Vanguard Total Bond Market Index Inst Fund	**	15,077,258
				48,564,846

	Employer Securities
*	Meredith Corporation	621,584 shares of common stock	**	10,682,440
*	Meredith Corporation	14,293 shares of Class B stock	**	244,688
				10,927,128

				$173,397,215

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MEREDITH SAVINGS AND INVESTMENT PLAN (Name of Plan)

/s/ Steven M. Cappaert
Steven M. Cappaert Corporate Controller of Meredith Corporation

Date: June 25, 2009

INDEX TO ATTACHED EXHIBIT

Exhibit Number	Item

23	Consent of Independent Registered Public Accounting Firm

E-1